FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of November, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: November 11, 2005

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 11 November 2005
                            Transaction in Own Shares


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Exhibit 99




Unilever NV and Unilever PLC

11 November 2005


Unilever NV and Unilever PLC - Transactions in Own Shares

Unilever NV announces that on 11 November 2005, it purchased 100,839 Unilever NV ordinary shares (in the form of depositary receipts thereof) at prices between euro 57.10 and euro 57.35 per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever NV together with subsidiary companies, holds 22,197,413 Unilever NV ordinary shares in treasury, and has 549,378,487 Unilever NV ordinary shares in issue (excluding treasury shares).

Unilever PLC announces that on 11 November 2005, it purchased 205,050 Unilever PLC ordinary shares at prices between 566.00 pence and 568.00 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever PLC holds 12,014,323 Unilever PLC ordinary shares in treasury, and has 2,899,444,257 Unilever PLC ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam (Tel. +31 10 2174844)

Unilever PLC: Alison Dillon, Corporate Secretaries, London (Tel. +44 207 822
5746)